                                                CONFORMED COPY


                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1933


                           For the month of July 2005


                                BANCOLOMBIA S.A.
                                ----------------
                 (Translation of Registrant's name into English)


                               Calle 50 No. 51-66
                               Medellin, Colombia
                               ------------------
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

      Form 20-F      X              Form 40-F
                -----------                   -----------

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


      Yes                           No               X
                 -----------                   ------------

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.)


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This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 001-32535).


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                                    SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 BANCOLOMBIA S.A.
                                  (Registrant)


Date: July 11, 2005     By  /s/  JAIME ALBERTO VELASQUEZ B.
                           ----------------------------------
                              Name:  Jaime Alberto Velasquez B.
                              Title:    Vice President of Finance


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(BANCOLOMBIA LOGO)
                                                                           CIB
                                                                          LISTED
                                                                           NYSE

 BANCOLOMBIA REPORTS UNCONSOLIDATED NET INCOME OF PS 269,267 MILLION DURING THE
                            FIRST SIX MONTHS OF 2005

Medellin, COLOMBIA. July 11, 2005


BANCOLOMBIA reported unconsolidated net income of Ps 36,524 million for the month ended June 30, 2005. For the first six months of 2005 the Bank reported accumulated net income of Ps 269,267 million, 43.3% higher than for the same period in 2004*.

Total net interest income, including investment securities, amounted to Ps 97,647million in June 2005 and Ps 526,208 million for the six-month period ended June 30, 2005. Additionally, total net fees and income from services amounted to Ps 31.177 million in June 2005 and Ps 174.198 million for the first six months of 2005.

Total assets amounted to Ps 14.6 trillion in June 2005, 21.2% higher than the reported in June 2004. Total deposits increased approximately 21.8% to Ps 8.67 trillion over the last twelve months. BANCOLOMBIA's total shareholders' equity amounted to Ps 2.04 trillion in June 2005, which constitutes a 28.0% increase over the Ps 1.59 trillion reported in June 2004.

BANCOLOMBIA's (unconsolidated) level of past due loans as a percentage of total loans was 1.62% as of June 30, 2005, and the level of allowance for past due loans was 263%.

Market Share

According to ASOBANCARIA (Colombia's national banking association), BANCOLOMBIA's market share of the Colombian Financial System in June 2005 was as follows: 12.0% of total deposits, 14.0% of total net loans, 10.3% of total savings accounts, 18.1% of total checking accounts and 10.8% of total time deposits.



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 * This report corresponds to the interim financial statements of BANCOLOMBIA, which are subject to review by the Superintendency of Banking. The information contained herein has been prepared in accordance with generally accepted accounting principles (GAAP) in Colombia, and is expressed in nominal terms and has not been audited.
 CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS
 This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties; consequently, there are or will be factors that could cause actual results to differ materially from those indicated in such statements.
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Contacts
Jaime A. Velasquez      Mauricio Botero        Fax: (574) 231 7208
Financial VP            IR Manager             www.bancolombia.com
Tel.: (574) 5108666     Tel.: (574) 5108866    investorrelations@bancolombia.co